Investor Group Comments on Resignation of Leaf Group Board Member Mitchell Stern and Company's
Belated Recognition that Director Charles "Lanny" Baker is Not Independent

Company Implicitly Acknowledges that Its Proxy Statement Was False and Its Strategic Review Was Led by a Conflicted Director

After Three Board Resignations, Investor Group Cautions the Remaining Directors to Refrain from Filling
Vacancy Without Shareholders Being Part of the Process

LOS ANGELES, July 16, 2020 - Investors owning over 40% of the issued and outstanding shares of Leaf Group Ltd. ("Leaf Group" or the "Company") (NYSE: LEAF), responded to the Form 8-K filed yesterday disclosing that Mitchell Stern resigned on July 10th from the Leaf Group Board of Directors  (the "Board") and that the Board has been forced to reconstitute the Audit Committee to remove Charles "Lanny" Baker, whom it belatedly recognized is not an independent director under NYSE rules.

The investor group includes Osmium Partners LLC, PEAK6 Investments LLC, Boyle Capital Opportunity Fund, LP, Oak Management Corp., Generation Capital Partners II LP, Generation Partners II LLC, Spectrum Equity Investors V, L.P. and Spectrum V Investment Managers' Fund, L.P. (together, the "Investor Group") and is comprised of several of the Company's largest and longest-standing shareholders.

The Investor Group stated:

"Mr. Stern is the third director to resign from Leaf Group this year. We can only assume that Mr. Stern is as frustrated with the Board's failure to address the governance shortcomings and lack of leadership at Leaf Group as we are. We again call on the remaining Board members to fulfill their fiduciary obligations to shareholders - and to put the best interests of those shareholders first - rather than defending CEO Sean Moriarty in the face of overwhelming evidence that he has abused his position as CEO and lost his mandate from shareholders to lead the Company.

Yesterday, the Board also announced it was reconstituting the Audit Committee because one of its members, Lanny Baker, could not be considered independent under NYSE rules. The Board's belated recognition of Mr. Baker's significant conflicts of interest - which comes just weeks after the Board insisted in its proxy statement that Mr. Baker was fully independent - is deeply troubling.

This Board allowed Mr. Baker to serve on the Audit Committee and, more importantly, lead the Strategic Review Committee, despite his now-acknowledged conflicts. Had we not pointed out Mr. Baker's substantial and disqualifying entanglements with Mr. Moriarty, we fear the Board and its Nominating and Corporate Governance Committee would have continued to permit Mr. Baker to have significant and improper influence over the future of Mr. Moriarty and Leaf Group.

This Company's failure to identify and disclose conflicts of interest demonstrates a lack of care and transparency. Its continued support of a failed leader in the face of widespread shareholder opposition is worse: it elicits questions as to whether the individual Board members are in breach of each of their fiduciary duties.

We remind this Board that shareholders who own more than 50% of the stock have spoken publicly and expressed a desire for significant change. This is a clear message that the Board does not currently have a mandate from its shareholders. Given this lack of confidence, the current directors must refrain from filling Mr. Stern's vacant seat without a majority of shareholders being consulted and being part of the process.

We also encourage the remaining directors to seek independent legal counsel. A culture of conflicts has permeated the Company and needs to be reversed. We are confident that objective professionals will advise the directors of their obligation to act as fiduciaries and to listen to Leaf Group's shareholders, remove Mr. Moriarty, augment the Board with new independent directors in consultation with shareholders and run a genuine strategic alternatives process led by a truly independent director.

The Board cannot cover its eyes and ears, hoping Leaf Group's shareholders will ignore the directors' troubling history, non-compliance with applicable rules and misleading statements. To protect shareholder value, it is incumbent upon the Board to listen to shareholders' perspective and act in accordance with their interests. The conduct of the incumbent Board members over the next several weeks will definitively determine if these directors will be remembered as the villains or the heroes of this story."

About Osmium Partners

We seek to generate strong, risk-adjusted returns by investing in undervalued, small capitalization companies across equity markets. Our Osmium 8 research process is based on eight simple factors involving factors such as balance sheet strength, aligned interests, attractive reinvestment opportunities, a low valuation, and reasonable growth prospects. As engaged owners, we actively discuss corporate strategy and capital structure with management teams and boards of directors. We prefer to conduct these discussions in private, but we will publicly debate important items with all shareholders when appropriate.

About PEAK6

PEAK6 uses technology to find a better way of doing things. The company's first tech-based solution was developed in 1997 to optimize options trading and, over the past two decades, the same formula has been used across a range of industries, asset classes and business stages to consistently deliver superior results. Today, PEAK6 seeks transformational opportunities to provide capital and strategic support to entrepreneurs and forward-thinking businesses, helping to unlock potential and activate what is into what ought to be. PEAK6's core brands include: PEAK6 Capital Management, Apex Clearing, National Flood Services and Evil Geniuses. Learn more at www.PEAK6.com or follow us on LinkedIn.

About Boyle Capital Opportunity Fund

Boyle Capital Opportunity Fund, LP is a value-oriented investment partnership. We manage a focused portfolio of deeply undervalued securities and actively engage with the company's management and board of directors to unlock shareholder value over the long-term.

About Oak Investment Partners

Oak Investment Partners was founded in 1978.  Since that time, the firm has invested $9 billion in over 525 companies around the world, earning the trust of entrepreneurs with a senior team that delivers steady guidance, deep domain expertise and a consistent investment philosophy. We are involved in the formation of companies, fund spinouts of operating divisions and technology assets, and provide growth equity to mid- and late-stage private businesses and to public companies through PIPE investments. These companies are concentrated in the five major sectors that fuel the most disruptive growth in our world today: Information Technology, FinTech, Internet and Consumer, Healthcare Services, and Clean Energy.

About Generation Partners

Founded in 1995, Generation Partners provides equity capital to growth companies through buyout and growth equity investments.

About Spectrum Equity

Spectrum Equity is a leading growth equity firm providing capital and strategic support to innovative companies in the information economy. For over 25 years, the firm has partnered with proven entrepreneurs and management teams to build long-term value in market-leading internet, software and information services companies. Representative investments include Ancestry, Bats Global Markets, Definitive Healthcare, GoodRx, Grubhub, Lynda.com, Origami Risk, SurveyMonkey and Verafin. For more information, including a complete list of portfolio investments, visit www.spectrumequity.com.

Media Contacts

Sloane & Company
Dan Zacchei / Joe Germani
dzacchei@sloanepr.com / jgermani@sloanepr.com